UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                Amendment No. 2

                            Vion Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    927624106
                                 (CUSIP Number)

                                February 14, 2007

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 927624106


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors LLC

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 3,187,575
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 3,187,575

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             3,187,575

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 4.46%

       12.   Type of Reporting Person (See Instructions) IA

                               CUSIP No. 927624106


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Capital LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 5,092,800
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power:  5,092,800

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             5,092,800

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.12%

       12.   Type of Reporting Person (See Instructions) IA

                               CUSIP No. 927624106


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 8,280,375
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 8,280,375

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             8,280,375

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 11.58%

       12.   Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Vion Pharmaceuticals, Inc.

             1.      Address:
                     4 SCIENCE PARK
		     NEW HAVEN CT 06511

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisors LLC
             OrbiMed Capital LLC
             Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             767 Third Avenue, 30th Floor
             New York, New York 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 927624106

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Reporting persons are holding 11.58% (4.46% in the case of OrbiMed Advisors LLC and 7.12% in the case of OrbiMed Capital LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

         OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares and share
	 equivalents issuable from the conversion of warrants and bonds on behalf of Caduceus Capital Master Fund Limited (502,400 shares and
	 1,119,792 convertible bonds and 279,500 warrants), Caduceus Capital II,
	 L.P. (271,100 shares and 625,000 convertible bonds and 156,000
	 warrants), UBS Eucalyptus Fund, LLC (366,500 shares and 781,250
	 convertible bonds and 195,000 warrants), PW Eucalyptus Fund, Ltd.
	 (42,300 shares and 78,125 convertible bonds and 19,500 warrants), HFR
	 SHC Aggressive Master Trust (81,800 shares and 130,208 convertible bonds
	 and 32,500 warrants), Knightsbridge Post Venture IV L.P. (150,600 shares),
	 Knightsbridge Integrated Holdings, V, LP (188,800 shares),
	 Knightsbridge Netherlands II, LP (44,300 shares), Knightsbridge
	 Integrated Holdings IV Post Venture, LP (65,200 shares), Knightsbridge
	 Post Venture III, LP (10,400 shares), Knightsbridge
         Netherlands I LP (10,000 shares), Knightsbridge Netherlands III - LP
         (58,500 shares), Knightsbridge Integrated Holdings II Limited (20,600
         shares), Knightsbridge Venture Capital VI, L.P. (93,700 shares),
         Knightsbridge Venture Capital III LP (10,700 shares),  and Finsbury
	 Emerging Biotechnology Trust plc (2,946,600 shares).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 27, 2007
                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: President

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 27, 2007, (the "Schedule 13G/A"), with respect to the Common Stock, par value $.001 per share, of Vion Pharmaceuticals Inc is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 27th day of February 2007.


                                          OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ---------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly


				Statement of Control Person


The Statement on this Schedule 13G/A dated February 27, 2007 with respect to the common stock, $.001 par value per share, of Vion Pharmaceuticals Inc is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).